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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19363

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 AND ENDING December 31, 2004

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    Roosevelt & Cross, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Exchange Plaza, 55 Broadway

(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond J. O'Sullivan   (212) 344-2500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP

(Name – if individual, state last, first, middle name)

1333 Broadway-Suite 516	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 17 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Raymond J. O'Sullivan__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Roosevelt & Cross, Incorporated__ , as of __December 31__ , 20__04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Notary Public [stamp]
Notary ~~Public, State of New York~~
No. 31-~~~~
Qualified in New York County
Commission Expires Feb. 28, 20_07_

_____
Notary Public

__Chief Financial Officer__
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROOSEVELT & CROSS , INCORPORATED

ACCOUNTANTS' REPORT

FINANCIAL STATEMENTS AND EXHIBITS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Roosevelt & Cross, Incorporated

We have audited the accompanying statement of financial condition of Roosevelt & Cross, Incorporated as of December 31, 2004, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roosevelt & Cross, Incorporated as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants

February 17, 2005
New York, New York

LIABILITIES AND SHAREHOLDERS' EQUITY

Demand note payable	$ 30,091,000
Bonds failed to receive	325,940
Due to joint ventures	21,572
Due to customers	796,597
United States Government Obligations, at market value	2,010,096
Accrued expenses and taxes payable	2,278,076
	35,523,281

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY

Common stock	- $10 par value	
Authorized	- 500,000 shares	
Issued and outstanding	- 243,425 shares	$ 2,434,250
Capital in excess of par value		14,817,037
Retained earnings		10,718,893
Total Shareholders' Equity		27,970,180
		$63,493,461

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

INCOME

Trading profits		$17,121,041
Interest		1,359,018
Other income		3,124,647
Total Income		21,604,706

EXPENSES

Employee compensation and benefits	$16,316,043	
Floor brokerage, exchange and clearance fees	543,990	
Communications and data processing	877,621	
Interest	169,799	
Occupancy	377,628	
Other expenses	2,014,231	
Depreciation and amortization	98,223	
Total Expenses		20,397,535

INCOME BEFORE PROVISION FOR INCOME TAXES	1,207,171
PROVISION FOR INCOME TAXES	130,586
NET INCOME	$ 1,076,585

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

BALANCE - JANUARY 1, 2004		$23,175,591
Add: Net income	$1,076,585	
Proceeds from issuance of 33,921 shares of common stock	3,747,392	4,823,977
		27,999,568
Less: Redemption of 266 shares of common stock		29,388
BALANCE - DECEMBER 31, 2004		$27,970,180

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2004

SUBORDINATED LIABILITIES - JANUARY 1, 2004	$ -0-
SUBORDINATED LIABILITIES - DECEMBER 31, 2004	$ -0-

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOW FROM OPERATING ACTIVITIES

Net Income	$1,076,585
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	98,223
Increase in operating assets and liabilities, detailed below	(3,192,814)
Net Cash (Used in) Operating Activities	(2,018,006)

CASH FLOW (USED IN) INVESTING ACTIVITIES

Capital expenditures, net of retirements	(1,078,975)
Decrease in security deposits	(402,937)
Net Cash (Used in) Investing Activities	(1,481,912)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance of common stock	3,747,392
Redemption of common stock	(29,388)
Net Cash Provided By Financing Activities	3,718,004

INCREASE IN CASH	218,086
CASH - BEGINNING OF YEAR	184,465
CASH - END OF YEAR	$ 402,551

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 169,799
Income taxes	$ 120,448

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CASH FLOWS - Continued

FOR THE YEAR ENDED DECEMBER 31, 2004

OPERATING ASSETS AND LIABILITIES

(Increase) decrease - Due from customers	$ 226,801
(Increase) decrease - Receivables from joint ventures	(1,788,752)
(Increase) decrease - Interest receivable - State ,Municipal Government Obligations and United States Government Obligations	32,512
(Increase) decrease – State and Municipal Government Obligations, at market value	12,587,685
(Increase) decrease - United States Government Obligations, at market value	(6,928,000)
(Increase) decrease - Bonds failed to deliver	(2,445,550)
(Increase) decrease - Good faith deposits	865,998
(Increase) decrease - Other receivables	(351,244)
(Increase) decrease - Miscellaneous current assets	29,629
Increase (decrease) - Demand note payable	(6,686,000)
Increase (decrease) - Bonds failed to receive	310,399
Increase (decrease) - Due to customers	(107,158)
Increase (decrease) - Short positions - United States Government Obligations, at market value	2,010,096
Increase (decrease) - Short positions - State and Municipal Government Obligations, at market value	(37,175)
Increase (decrease) - Accrued expenses and taxes payable	(915,127)
Increase (decrease) - Due to joint ventures	3,072

(INCREASE) IN OPERATING ASSETS AND LIABILITIES   ($3,192,814)

ROOSEVELT & CROSS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 - ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of these financial statements.

TRANSACTIONS

Federal, State and Municipal Obligation transactions are recorded on a settlement date basis, generally the third business day following the transaction date, unless the difference between settlement and trade date is significant to the Company's financial statements.

INVENTORY VALUATION

Federal, State and Municipal Obligations are stated at market value and the resultant gain or loss is reflected in the Statement of Income.

FIXED ASSETS

Depreciation has been provided primarily by the use of the straight line and accelerated depreciation methods over the estimated useful life of the assets.

Maintenance and repair costs are charged to operations as incurred, renewals and betterments are charged to the appropriate asset accounts.

On retirement or sale of the property, the respective property accounts are reduced by cost of the property retired or sold and accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

NOTE 2 - CUSTOMER ACCOUNTS

Accounts receivable from customers include amounts due on incomplete transactions. Securities held for customers as collateral for these receivables or for safekeeping are not reflected in the financial statements.

ROOSEVELT & CROSS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 3 - RECEIVABLES FROM JOINT VENTURES

The Company is the manager of various joint ventures in the purchase and sale of State and Municipal Obligations. The Company as manager of these joint ventures advances the funds for the purchase of these bonds and in turn uses the bonds as collateral for their demand loan to provide such funds. At December 31, 2004, the amount advanced on behalf of joint venture participants is $2,872,280.

NOTE 4 - DEMAND NOTES PAYABLE

At December 31, 2004, the Company was indebted to banks for demand loans in the amount of $30,091,000. The aforementioned loans are collateralized by State, Municipal and Government Obligations. (See Note 1).

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company at December 31, 2004 had a contingent liability in the amount of $6,974,995 for the State or Municipal bonds purchased on a when-issued basis and not settled as of December 31, 2004.

The Company's future minimum lease commitments under real estate leases are as follows:

YEAR ENDED

December 31, 2005	$ 450,857
December 31, 2006	407,290
December 31, 2007	362,850
December 31, 2008	279,092
December 31, 2009 and thereafter	3,616,474

Several leases require cost of living increases and increases in real estate taxes over the base year.

ROOSEVELT & CROSS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES - Continued

As of December 31, 2004, except as noted above, the Company had no financial instruments with off balance sheet risk of a material nature.

Counsel for the Company advises that there is no litigation of a material nature pending against the Company.

NOTE 6 - POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3

The Company at December 31, 2004 had possession and control of all fully paid securities.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered municipal securities broker and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchanges Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2004, the Company had net capital of $23,576,275 which exceeded the requirements by $23,326,275.

NOTE 8 - FAIR VALUE

The carrying amounts reflected in the balance sheet for all Current Assets, Other Assets, Current Liabilities and Liabilities Subordinated to Claims of General Creditors approximate their fair values.

NOTE 9 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 10 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

ROOSEVELT & CROSS INCORPORATED

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2004

TOTAL SHAREHOLDERS' EQUITY			$27,970,180
TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL			
DEDUCTIONS OR CHARGES:			
Non-allowable assets:			
Net book value of fixed assets		$1,141,338	
Miscellaneous receivables		578,956	
Total Non-Allowable Assets		1,720,294	
Other deductions and/or charges		67,600	
Total Deductions Or Charges			1,787,894
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS			26,182,286
HAIRCUTS			
Contractual securities		453,375	
U.S. and Canadian Government obligations		55,278	
State and Municipal Government Obligations		1,997,358	
Other		100,000	
Total Haircuts			2,606,011
NET CAPITAL			$23,576,275

ROOSEVELT & CROSS INCORPORATED

COMPUTATION OF AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2004

AGGREGATE INDEBTEDNESS LIABILITIES

Due to customers	$ 796,597
Due to joint ventures	21,572
Accrued expenses and taxes payable	2,278,076

TOTAL AGGREGATE INDEBTEDNESS	$3,096,245

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	13.12%

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL AFTER ANTICIPATED CAPITAL WITHDRAWALS	13.12%

ROOSEVELT & CROSS INCORPORATED

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

AS OF DECEMBER 31, 2004

NET CAPITAL PER UNAUDITED X17A-5 $23,559,376

Add: Decrease in haircuts   16,899

NET CAPITAL PER AUDITED REPORT $23,576,275

ROOSEVELT & CROSS INCORPORATED

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2004

MINIMUM NET CAPITAL REQUIRED - 6 2/3% OF TOTAL AGGREGATE INDEBTEDNESS	$ 206,416
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 250,000
NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL	
(Net capital less net capital requirement)	$23,326,275
EXCESS NET CAPITAL AT 1000%	
(Net capital less 10% of aggregate indebtedness)	$23,266,651

ROOSEVELT & CROSS INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS-DEALERS UNDER RULE 15C3-3

AS OF DECEMBER 31, 2004

CREDIT BALANCES

Free credit balances and other balances in customers' accounts	$ 690,359
Money borrowed collateralized by securities carried for the accounts of customers	168,416
Customer securities failed to receive	315,000
Total Credits	1,173,775

DEBIT BALANCES

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net deductions pursuant to Rule 15c3-3	245,688
Customer securities not older than 30 days failed to deliver	168,416
Total Debits	414,104

EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS $ 759,671

COLLATERAL HELD AS DEPOSITS FOR RESERVE REQUIREMENTS

Cash on deposit in reserve bank account	$ 100
$10,000,000 U.S. Treasury Bills 0% due 01/31/05, at market value	9,925,000
	$9,925,100

ROOSEVELT & CROSS INCORPORATED

RECONCILIATION OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS-DEALERS UNDER RULE 15C3-3
TO SUBMITTED UNAUDITED REPORT

AS OF DECEMBER 31, 2004

	PER UNAUDITED X 17A-5	PER AUDITED REPORT
CREDIT BALANCES		
Free credit balances and other balances in customers' accounts	$ 690,359	$ 690,359
Money borrowed collateralized by securities carried for the accounts of customers	168,416	168,416
Customer securities failed to receive	315,000	315,000
Total Credits	1,173,775	1,173,775
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	245,688	245,688
Customer securities not older than 30 days failed to deliver	168,416	168,416
Total Debits	414,104	414,104
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 759,671	$ 759,671
COLLATERAL HELD AS DEPOSITS FOR RESERVE REQUIREMENTS		
Cash on deposit in reserve bank account	$ 100	$ 100
$10,000,000 U.S. Treasury Bills 0% due 01/13/05, at market value	9,990,000	9,925,000
	$9,990,100	$9,925,100

To the Board of Directors
Roosevelt & Cross, Incorporated

In planning and performing our audit of the financial statements of Roosevelt & Cross, Incorporated (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

February 17, 2005
New York, New York